UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2016.
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART PUERTO RICO 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart Puerto Rico 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2016 and 2015, and for the year ended January 31, 2016

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Walmart Puerto Rico 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Walmart Puerto Rico 401(k) Plan as of January 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended January 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Walmart Puerto Rico 401(k) Plan at January 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended January 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Walmart Puerto Rico 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Rogers, Arkansas
July 15, 2016

Walmart Puerto Rico 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
(Amounts in thousands)	2016	2015
Assets
Investments (at fair value)	$116,667	$122,473
Cash	61	12
Total assets	116,728	122,485

Liabilities
Accrued expenses	92	—
Total liabilities	92	—
Net assets available for benefits	$116,636	$122,485
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

(Amounts in thousands)	Year Ended
January 31, 2016
Additions
Company contributions	$5,415
Associate contributions	5,701
Interest and dividend income	369
Total additions	11,485
Deductions
Benefit payments	(5,930)
Administrative expenses	(420)
Net depreciation in fair value of investments	(10,956)
Other, net	(28)
Total deductions	(17,334)
Net decrease	(5,849)
Net assets available for benefits at beginning of year	122,485
Net assets available for benefits at end of year	$116,636
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Notes to Financial Statements
January 31, 2016
1. Description of the Plan
The following description of the Walmart Puerto Rico 401(k) Plan (the "Plan") provides general information regarding the Plan as in effect on January 31, 2016. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. ("Walmart" or "the Company") reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined-contribution plan established by the Company on February 1, 1997, as the Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan ("Profit Sharing") applicable to Puerto Rico participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan. Effective February 1, 2011, the Plan was amended and restated to add new matching and discretionary contribution components. In connection with the Plan amendment and restatement effective February 1, 2011, the Plan was renamed the Walmart Puerto Rico 401(k) Plan. The Plan has a January 31 fiscal year end ("Plan Year").
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan Year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.
The responsibility for operation, the investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Plan's Retirement Plans Committee. Retirement Plans Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title, with ratification of a majority of sitting committee members.
Banco Popular de Puerto Rico is the Plan's trustee and The Northern Trust Company ("Northern Trust Company" or the "Custodian") is the custodian. The trustee remits all contributions received from the Company to Northern Trust Company who invests those contributions as directed by participants according to the policies established by the Retirement Plans Committee. The Northern Trust Company has appointed Bank of America, N.A. as the sub-custodian of the Plan for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record-keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollover contributions).
Wal-Mart Puerto Rico, Inc. ("Walmart Puerto Rico") makes a dollar-for-dollar matching contribution on each participant dollar contributed to the Plan up to six percent of each participant's eligible wages for the Plan year. Matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. The matching contribution is intended to be the primary type of Walmart Puerto Rico contributions to the Plan; however, Walmart Puerto Rico may elect to make additional types of contributions to the Plan. No such additional types of contributions were made for the plan year ended January 31, 2016, other than a qualified non-elective contribution to assist the Plan in satisfying nondiscrimination testing. All contributions are subject to certain limitations in accordance with provisions of the Puerto Rico Internal Revenue Code of 2011 ("Puerto Rico Code").

Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's contributions to the Plan made on the participant's behalf. Forfeitures of non vested Profit Sharing contributions are used to pay some Plan expenses or to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions. A participant's Profit Sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six and may become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant's Profit Sharing contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Commonwealth of Puerto Rico's Department of Treasury. In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age.
Plan Termination
While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of the Code and ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Investment Options
A participant may direct the Custodian to invest any portion of his or her elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2016, include a variety of equity securities, mutual funds, short term investments and common/collective trusts. Participants may change their selections at any time.
A participant may direct the Custodian to invest any portion of his or her Profit Sharing contributions in available investment options including Walmart common stock or any of the investment options for elective contributions described previously.
Participant investments not directed by the associate are invested by the Custodian as determined by the Retirement Plans Committee.

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting. Wal-Mart Stores, Inc. equity securities, other equity securities, mutual funds, and short term investments are stated at fair value, which equals the exchange quoted market price on the last business day of the Plan Year. Investments in common/collective trust funds are stated at net asset value. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the gains and losses on investments bought and sold as well as held during the year. Benefit payments are recorded when paid. Walmart Puerto Rico contributions are recorded by the Plan in the period in which they were accrued by Walmart Puerto Rico. Walmart Puerto Rico contributions to the Plan related to the Plan Year ended January 31, 2016, were paid throughout the Plan Year.
Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and supplemental schedule. Actual results could differ from these estimates.
New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - Part I. Fully Benefit-Responsive Investment Contracts; Part II. Plan Investment Disclosures; and Part III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment's strategy is no longer required. Part III is not applicable to the Plan. The Plan has elected to early adopt ASU 2015-12. Accordingly, the Plan retrospectively modified its investment disclosures as described above. The adoption had no effect on the Plan's statement of net assets available for benefits for the years ended January 31, 2016 and 2015, or statement of changes in net assets available for benefits for the year ended January 31, 2016.
In May 2015, FASB issued ASU 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent). The standard eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. In addition, the update limits disclosures to investments for which the entity elected to measure the fair value using the practical expedient rather than all eligible investments. The standard is effective for interim and annual periods beginning after December 15, 2015. The Plan has elected to early adopt this ASU retrospectively as of January 31, 2016. The adoption had no effect on the Plan's change in net assets available for benefits or net assets available for benefits previously reported.

3. Investments
The Custodian holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
At January 31, 2016 and 2015, participants may allocate their investments among 19 and 20 investment funds, respectively, (consisting of a variety of underlying equity securities, mutual funds, short term investments and common/collective trusts) and may change their investment elections daily for future contributions.

4. Fair Value Measurements
The Plan records and discloses certain financial and non-financial assets and liabilities at their fair value. The fair value of an asset is the price at which the asset could be sold in an ordinary transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using the fair value hierarchy, which prioritizes the inputs used in measuring fair value. The levels of the fair value hierarchy are:

•	Level 1: observable inputs such as quoted prices in active markets;

•	Level 2: inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•
Level 3: unobservable inputs for which little or no market data exists, therefore requiring the Plan to develop its own assumptions. There were no Level 3 investments in the Plan as of January 31, 2016 or 2015.

 The valuation of financial instruments carried at fair value on a recurring basis is as follows:

	Fair Value Measurements as of January 31, 2016
(Amounts in thousands)	Level 1	Total
Assets:
Walmart Stores Inc. Equity Securities (a)	$12,591	$12,591
Other Equity Securities (a)	3,177	3,177
Mutual Funds (a)	7,137	7,137
Short term investment (a)	51	51
Total Investments at Fair Value	22,956	22,956
Common/Collective Trusts measured at Net Asset Value
US Equity (Large Cap) (b)	—	38,887
US Equity (Small Mid Cap) (b)	—	4,312
International Equity (b)	—	21,312
Bond Funds (b)	—	9,115
Short Term Investment Fund (b)	—	589
Global Real Estate Investment Trusts (b)	—	10,427
Commodities (b)	—	4,588
Global Listed Infrastructure (b)	—	1,967
Short Term Bonds (b)	—	2,514
Total Common/Collective Trusts measured at Net Asset Value	—	93,711
Total investments	$22,956	$116,667

(a)	Fair value is based on quoted price in active market.

(b)	Fair value is based on the Net Asset Value provided by the issuer.

	Fair Value Measurements as of January 31, 2015
(Amounts in thousands)	Level 1	Total
Assets:
Walmart Stores Inc. Equity Securities (a)	$16,328	$16,328
Mutual Funds (a)	9,039	9,039
Total Investments at Fair Value	25,367	25,367
Common/Collective Trusts measured at Net Asset Value
US Equity - (Large Cap) (b)	—	36,062
US Equity (Small Mid Cap) (b)	—	5,829
International Equity (b)	—	18,515
Bond Funds (b)	—	24,316
Short Term Investment Fund (b)	—	538
Real Assets/Global Real Estate Investments (b)	—	7,912
Real Return (b)	—	3,934
Total Common/Collective Trusts measured at Net Asset Value	—	97,106
Total investments	$25,367	$122,473

(a)	Fair value is based on quoted price in active market.

(b)	Fair value is based on the Net Asset Value provided by the issuer.

5. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

(Amounts in thousands)	January 31,
	2016	2015
Net assets available for benefits per the financial statements	$116,636	$122,485
Less: Amounts allocated to withdrawn participants	(27)	(60)
Net assets available for benefits per the Form 5500	$116,609	$122,425
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the Plan year ended January 31, 2016:

(Amounts in thousands)
Net decrease per the financial statements	$(5,849)
Less: Amounts allocated to withdrawn participants at January 31, 2016	(27)
Add: Amounts allocated to withdrawn participants at January 31, 2015	60
Net decrease plus transfers of assets to this plan per the Form 5500	$(5,816)
Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.
6. Tax Status
The Plan has received a determination letter from the Commonwealth of Puerto Rico's Department of Treasury ("Treasury") dated June 29, 2016, stating that the Plan is qualified under Sections 1165(a) of the Puerto Rico Internal Revenue Code of 1994 and Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, and regulations thereunder, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification and tax-exempt status of the related trust. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and continues to be qualified and, accordingly, that the related trust continues to be tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service (IRS) and Treasury. The Company has analyzed the tax positions taken by the Plan and has concluded that as of January 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan remains subject to income tax examinations for fiscal 2013 and subsequent fiscal years.
7. Party-In-Interest Transactions
The Plan holds units of common/collective trust funds managed by the Northern Trust Company, the trustee for the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
At January 31, 2016, the Plan held $4.2 million of common/collective trust funds managed by the Trustee. No amounts were managed by the Trustee in the prior year.
At January 31, 2016 and 2015, the Plan held 189,743 and 192,140 shares of common stock of the Company, with a fair value of approximately $12.6 million and $16.3 million, respectively. For the year ended January 31, 2016, the Plan recorded dividend income on the common stock of the Company of approximately $374,040.
8. Subsequent Events
Effective February 1, 2016, participants may borrow from their fund accounts a minimum of $1,000 up to generally a maximum of $50,000 or 50% of their vested account balance. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to fifteen years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus one percent. Payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.

Supplemental Schedule
Walmart Puerto Rico 401(k) Plan
EIN #71-0415188, Plan #004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2016

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2016	Investments at Fair Value
WALMART STORES INC EQUITY SECURITIES
WAL-MART STORES INC COM*	189,743	$12,591
TOTAL WALMART STORES INC EQUITY		12,591
OTHER EQUITY SECURITIES
ACCURAY INC DEL COM	5,568	30
ADR WNS HLDGS LTD SPONSORED ADR	1,330	38
AMTRUST FINL SVCS INC COM	738	42
ARIAD PHARMACEUTICALS INC COM	4,352	22
AVIS BUDGET GROUP INC COM STK	897	24
BARNES GROUP INC COM	1,073	35
BEACON ROOFING SUPPLY INC COM	508	21
BLACK KNIGHT FINL SVCS INC CL A CL A	806	24
BLACKHAWK NETWORK HLDGS INC COMMON STOCK	1,189	45
BOFI HLDG INC COM STK	968	17
CAESARSTONE SDOT YAM LTD COM STK	1,076	40
CARLISLE COMPANIES INC COM	377	32
CEB INC COM	630	37
CHURCHILL DOWNS INC COM	378	52
CIRCOR INTL INC COM	683	24
CLUBCORP HLDGS INC COM	3,004	36
COM EUR0.10	1,879	59
COSTAR GROUP INC COM	254	45
CYNOSURE INC CL A	766	28
DAVE & BUSTERS ENTMT INC COM	722	26
DIGITALGLOBE INC COM NEW COM NEW	1,501	20
DYCOM INDS INC COM	364	24
ENCORE CAP GROUP INC COM	1,111	25
EXAMWORKS GROUP INC COM	2,387	66
FINANCIAL ENGINES INC COM	1,254	34
GARTNER INC COM	398	35
GIGAMON INC COM	1,354	35
GLOBAL EAGLE ENTERTAINMENT INC	2,495	25
GOGO INC COM	5,378	78
H & E EQUIP SVCS INC COM	1,812	21
HARMAN INTL INDS INC NEW COM STK	645	48
HEXCEL CORP NEW COM	682	28
HMS HLDGS CORP COM	2,135	26
ICU MED INC COM	345	33
INFOBLOX INC COM USD0.01	1,605	26
IXIA COM	2,194	21

KORN / FERRY INTL COM NEW	2,037	63
LA QUINTA HLDGS INC COM	1,394	16
LIVANOVA PLC ORD GBP1.00 (DI)	1,042	58
LKQ CORP COM LKQ CORP	1,707	47
LOGMEIN INC COM	546	29
MAXIMUS INC COM	890	47
MAXLINEAR INC-CLASS A	8,334	128
MDC PARTNERS INC CL A SUB VTG SHS CL A SUB VTG SHS	3,576	70
MEDICINES COMPANY COM	993	34
MOBILE MINI INC COM	1,733	45
NATIONAL CINEMEDIA INC COM	2,360	37
NATIONAL GEN HLDGS CORP COM	1,308	26
NOVADAQ TECHNOLOGIES INC COM	3,133	34
ON ASSIGNMENT INC COM	1,175	45
ON DECK CAP INC COM	3,476	28
OSI SYS INC COM	485	27
PACIRA PHARMACEUTICALS INC COM	888	53
PANDORA MEDIA INC	2,738	27
PARTY CITY HOLDCO INC COM	2,275	22
PENN NATL GAMING INC COM	2,652	37
PERKINELMER INC COM	510	25
POLARIS INDS INC COM	332	24
POWER SOLUTIONS INTL INC COM NEW COM	1,258	15
QLIK TECHNOLOGIES INC COM STK	1,709	43
RAYMOND JAMES FNCL INC COM STK	850	37
RESTORATION HARDWARE HLDGS INC COM	479	30
RUCKUS WIRELESS INC COM	4,106	35
RUSH ENTERPRISES INC CL A CL A	798	15
RYDER SYS INC COM	662	35
SHUTTERFLY INC COM	1,171	49
SIGNATURE BK NY N Y COM	391	54
SIGNET JEWELERS LTD ORD	263	30
SKYWORKS SOLUTIONS INC COM	399	27
SMITH A O CORP COM	568	40
SYNCHRONOSS TECHNOLOGIES INC COM STK	3,096	95
TELIGENT INC NEW COM	4,582	33
TENNECO INC	672	26
TEXTURA CORP COM	1,224	19
TOLL BROS INC COM	732	20
TRIMBLE NAV LTD COM	1,300	25
TUESDAY MORNING CORP COM NEW	4,389	24
UNITED NAT FOODS INC COM	714	25
VAIL RESORTS INC COM	283	35
VANTIV INC COM	656	31
VASCO DATA SEC INTL INC COM	2,406	37
WAGEWORKS INC COM	1,935	87
WEBMD HEALTH CORP COMMON STOCK	603	31
WEBSTER FNCL CORP WATERBURY CONN COM	769	25
WEX INC COM	435	32
WILLIS TOWERS WATSON PLC COM	334	38

WRIGHT MEDICAL GROUP NV EUR0.03	1,983	40
TOTAL OTHER EQUITY SECURITIES		3,177
MUTUAL FUNDS
AMERICAN EUROPACIFIC GRTH-R6		3,085
PIMCO FDS PAC INVT MGMT SER ALL AST FD INSTL CL		4,052
TOTAL MUTUAL FUNDS		7,137
SHORT TERM INVESTMENT
NTHN INSTL FDS GOVT SELECT PORTFOL*		51
TOTAL SHORT TERM INVESTMENT		51
COMMON/COLLECTIVE TRUSTS
AEW GLOBAL PROPERTIES TRUST FUND DC FUND CLASS A		2,084
AQR EMERGING EQUITIES FUND CLASS B		1,043
BLACKROCK GOVERNMENT MONEY MARKET		589
BLACKROCK MSCI ACWI EX US IMI INDEX NL UND CL F		9,959
BLACKROCK RUSSELL 1000 DEFENSIVE INDEX NL FUND F		647
BLACKROCK RUSSELL 1000 INDEX NL F FUND		37,202
BLACKROCK RUSSELL 2000 INDEX NL		193
BLACKROCK RUSSELL 2500 INDEX NL FUND F		759
BLACKROCK US DEBT INDEX NON LENDABLEFUND F		2,150
BLACKROCK US TIPS NL F		448
COHEN & STEERS GLOBAL LISTED INFRASTRUCTURE FUND		393
CORECOMMODITY MANAGEMENT DIVERSIFIED I CIT FUND		1,373
FIERA ASSET MANAGEMENT USA INTERNATIONAL EQUITY COLLECTIVE TRUST CLASS 1		3,049
FIRST STE INV GL LISTED INF FD TIER IV 66585Y604		789
GOLDMAN SACHS COLLECTIVE TRUST CORE PLUS FIXED INCOME FUND S SERIES 2470		2,147
GRESHAM DJF COLLECTIVE INVESTMENT FUND		921
HARDING LOEVNER EMERGING MARKETS COLLECTIVE FUND FD 315		1,043
INVESCO GLOBAL REAL ESTATE SECURITIES TRUST GRE		3,161
JPMCB SHORT DURATION BOND FUND		2,514
LOOMIS SAYLES CORE DISCIPLINED ALPHA TRUST CLASS B ID 30526		2,221
MONDRIAN GROUP TR WAL-MART FOCUSED INTL EQUITY FD		2,109
NORTHN TR CO SUB-ADVISED COLTV FD COLTV LSV INTL ACWI EX US 138 *		4,109
NUVEEN GLOBAL INFRASTRUCTURE FUND CLASS J		785
PGI CIT GLOBAL PROPERTY		3,093
PRESIMA GLOBAL REAL ESTATE CONCENTRATED		2,089
PRUDENTIAL CORE PLUS TRUST CL NONE PM8 - 32439		2,149
ROBECO CT BOSTON PARTNERS LARGE CAP VALUE F 77029W807		520
WADDELL & REED LARGE CAP GROWTH CIT CLASS N		518
WELLINGTON CIF II COMMODITIES 3448		2,294
WESTWOOD SMIDCAP TRUST		3,360
TOTAL COMMON/COLLECTIVE TRUSTS		93,711
TOTAL INVESTMENTS		$116,667
* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Walmart Puerto Rico 401(k) Plan

Date: July 15, 2016	By:	/s/ Sally Welborn
Sally Welborn
Senior Vice President, Global Benefits
Wal-Mart Stores, Inc.